FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 08, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

THE ROYAL BANK OF SCOTLAND GROUP PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer

The Royal Bank of Scotland Group plc ("RBS Group")

2. Name of individual

Simon McNamara

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Simon McNamara

6. State the nature of the transaction

Award of a conditional right to acquire 198,750

ordinary shares under the RBS 2010 Long Term Incentive Plan. The date of award was 8 November 2013 and the award will vest between 7 March 2014 and 7 March 2016.The award is subject to clawback provisions prior to vesting of the shares. Vested shares are subject to a six month retention period following vesting.

7. Price per share or value of transaction

£3.366

8. Date of transaction

8 November 2013

9. Date issuer informed of transaction

8 November 2013

10. Any additional information

This notification relates to transactions in shares by Simon McNamara, Chief Administration Officer.

11. Name of contact and telephone number for queries

Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 8 November 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 November 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary